

December 19, 2014

<u>Via E-mail</u>
Tim Moore
President, Chief Financial Officer
LodgeCap, Inc.
190 E. Stacy Road, Suite 1720
Allen, TX 75002

      Re: LodgeCap, Inc., f/k/a Medical Hospitality Group, Inc.
              Form 10-K for fiscal year ended December 31, 2013
              Filed March 28, 2014
              File No. 333-174533

Dear Mr. Moore:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Eric McPhee

                    Eric McPhee
                    Staff Accountant